United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529, México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3ASR (File No. 333-182394).

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At September 30, 2014 Unaudited		At December 31, 2013 Audited
Assets
Current assets:
Cash and cash equivalents	Ps.	89,728,451	Ps.	48,163,550
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net		128,624,546		127,872,657
Related parties (Note 6)		1,041,655		1,346,392
Derivative financial instruments		16,796,723		10,469,316
Inventories, net		34,122,732		36,718,953
Other assets, net		19,811,406		12,127,200

Total current assets		290,125,513		236,698,068

Non-current assets:
Property, plant and equipment, net (Note 3)		565,354,110		501,106,951
Licenses and rights of use, net		60,384,792		37,053,832
Trademarks, net		14,598,375		1,166,306
Goodwill		129,670,483		92,486,284
Investment in associated companies (Note 4)		48,165,752		88,887,024
Deferred taxes		58,283,410		50,853,686
Other assets, net		33,202,698		17,340,282

Total assets	Ps.	1,199,785,133	Ps.	1,025,592,433

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5)	Ps.	51,096,833	Ps.	25,841,478
Accounts payable		160,861,188		154,137,312
Accrued liabilities		41,729,563		36,958,922
Taxes payable		27,160,200		22,082,241
Derivative financial instruments		9,997,397		5,366,323
Related parties (Note 6)		1,389,375		2,552,337
Deferred revenues		39,722,115		27,016,340

Total current liabilities		331,956,671		273,954,953

Long-term debt (Note 5)		525,525,957		464,478,366
Deferred taxes		19,143,382		1,628,409
Deferred revenues		1,315,762		1,105,294
Asset retirement obligations		11,653,903		7,516,460
Employee benefits		73,184,212		66,607,874

Total liabilities		962,779,887		815,291,356

Equity (Note 8):
Capital stock		96,385,288		96,392,339
Retained earnings:
Prior periods		156,286,971		122,693,933
Profit for the period		42,839,347		74,624,979

Total retained earnings		199,126,318		197,318,912
Other comprehensive loss items		(105,673,197)		(91,310,640)

Equity attributable to equity holders of the parent		189,838,409		202,400,611
Non-controlling interests		47,166,837		7,900,466

Total equity		237,005,246		210,301,077

Total liabilities and equity	Ps.	1,199,785,133	Ps.	1,025,592,433

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the nine-month periods ended September 30,
	2014 Unaudited		2013 Unaudited
Operating revenues:
Mobile voice services	Ps.	191,513,206	Ps.	199,088,447
Fixed voice services		85,023,563		84,383,517
Mobile data voice services		141,383,887		118,160,686
Fixed data services		71,076,955		63,293,075
Paid television		51,016,821		44,853,893
Sales of equipment, accessories and computers		63,772,418		58,597,644
Other services		15,170,789		13,603,427

		618,957,639		581,980,689

Operating costs and expenses:
Cost of sales and services		278,416,257		262,869,103
Commercial, administrative and general expenses		133,041,882		123,869,904
Other expenses		6,791,500		3,064,058
Depreciation and amortization		85,137,880		75,168,019

		503,387,519		464,971,084

Operating income		115,570,120		117,009,605

Interest income		9,666,717		4,155,344
Interest expense		(29,233,301)		(21,673,700)
Foreign currency exchange loss, net		(5,797,076)		(9,401,442)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(6,951,270)		(3,307,555)
Equity interest in net (loss) income of associated companies (Note 4)		(1,851,613)		20,370

Profit before income tax		81,403,577		86,802,622
Income tax (Note 9)		37,293,663		29,000,163

Net profit for the period	Ps.	44,109,914	Ps.	57,802,459

Net profit for the period attributable to:
Equity holders of the parent	Ps.	42,839,347	Ps.	57,448,148
Non-controlling interests		1,270,567		354,311

	Ps.	44,109,914	Ps.	57,802,459

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.62	Ps.	0.78

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(12,837,814)	Ps.	(20,800,457)
Effect of fair value of derivatives, net of deferred taxes		(327,651)		(537,013)
Items not to be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit plan, net of deferred taxes		(701,309)		1,232,442

Total other comprehensive loss items for the period, net of deferred taxes		(13,866,774)		(20,105,028)

Total comprehensive income for the period	Ps.	30,243,140	Ps.	37,697,431

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	28,740,795	Ps.	37,419,102
Non-controlling interests		1,502,345		278,329

	Ps.	30,243,140	Ps.	37,697,431

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the three-month periods ended September 30,
	2014 Unaudited		2013 Unaudited
Operating revenues:
Mobile voice services	Ps.	65,703,764	Ps.	65,804,811
Fixed voice services		31,066,736		27,476,439
Mobile data voice services		52,445,744		40,511,146
Fixed data services		25,863,394		21,089,583
Paid television		17,688,735		14,978,895
Sales of equipment, accessories and computers		22,242,629		19,705,327
Other services		5,872,982		4,654,894

		220,883,984		194,221,095

Operating costs and expenses:
Cost of sales and services		97,574,897		87,446,511
Commercial, administrative and general expenses		49,262,583		42,313,292
Other expenses		4,857,277		1,143,639
Depreciation and amortization		31,550,974		25,522,596

		183,245,731		156,426,038

Operating income		37,638,253		37,795,057

Interest income		3,857,737		1,481,968
Interest expense		(10,953,496)		(8,139,652)
Foreign currency exchange loss, net		(8,969,850)		(2,917,007)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		5,765,711		(1,255,817)
Equity interest in net income of associated companies		(2,033,330)		(642,593)

Profit before income tax		25,305,025		26,321,956
Income tax (Note 9)		14,101,204		9,670,512

Net profit for the period	Ps.	11,203,821	Ps.	16,651,444

Net profit for the period attributable to:
Equity holders of the parent	Ps.	10,119,700	Ps.	16,384,305
Non-controlling interests		1,084,121		267,139

	Ps.	11,203,821	Ps.	16,651,444

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.15	Ps.	0.22

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(12,329,281)	Ps.	(2,635,595)
Effect of fair value of derivatives, net of deferred taxes		(328,968)		3,784
Items not to be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit plan, net of deferred taxes		(1,478,004)		815,621

Total other comprehensive (loss) income items for the period, net of deferred taxes		(14,136,253)		(1,816,190)

Total comprehensive (loss) income for the period	Ps.	(2,932,432)	Ps.	14,835,254

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	(3,707,771)	Ps.	14,085,449
Non-controlling interests		775,339		749,805

	Ps.	(2,932,432)	Ps.	14,835,254

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2014

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes, net of deferred taxes		Remeasurement of defined benefit plan, net of deferred taxes		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2013 (audited)	Ps.	96,392,339	Ps.	358,440	Ps.	196,960,472	Ps.	(1,237,332)	Ps.	(56,367,265)	Ps.	(33,706,043)	Ps.	202,400,611	Ps.	7,900,466	Ps.	210,301,077
Net profit for the period						42,839,347								42,839,347		1,270,567		44,109,914
Remeasurement of defined benefit plan, net of deferred taxes										(699,009)				(699,009)		(2,300)		(701,309)
Effect of fair value of derivative financial instruments acquired for hedging purposes, net of deferred taxes								(328,035)						(328,035)		384		(327,651)
Effect of translation of foreign entities												(13,071,508)		(13,071,508)		233,694		(12,837,814)

Comprehensive income for the period						42,839,347		(328,035)		(699,009)		(13,071,508)		28,740,795		1,502,345		30,243,140
Dividends declared						(16,677,120)								(16,677,120)				(16,677,120)
Repurchase of shares		(7,051)				(24,335,587)								(24,342,638)				(24,342,638)
Acquisitions of none-controlling interest arising on business combination of Telekom Austria (Note 4c)								7,935		100		(279,000)		(270,965)		37,899,868		37,628,903
Other acquisitions of non-controlling interests						(19,234)						6,960		(12,274)		(135,842)		(148,116)

Balance at September 30, 2014 (unaudited)	Ps.	96,385,288	Ps.	358,440	Ps.	198,767,878	Ps.	(1,557,432)	Ps.	(57,066,174)	Ps.	(47,049,591)	Ps.	189,838,409	Ps.	47,166,837	Ps.	237,005,246

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2013

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes, net of deferred taxes		Remeasurement of defined benefit plan, net of deferred taxes		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2012 (audited)	Ps.	96,414,841	Ps.	358,440	Ps.	210,598,355	Ps.	(496,011)	Ps.	(54,077,454)	Ps.	(7,220,700)	Ps.	245,577,471	Ps.	9,270,775	Ps.	254,848,246
Net profit for the period						57,448,148								57,448,148		354,311		57,802,459
Effect of fair value of derivative financial instruments acquired for hedging purposes, net of deferred taxes								(537,373)						(537,373)		360		(537,013)
Remeasurement of defined benefit plan, net of deferred taxes										1,232,442				1,232,442				1,232,442
Effect of translation of foreign entities												(20,724,115)		(20,724,115)		(76,342)		(20,800,457)

Comprehensive income for the period						57,448,148		(537,373)		1,232,442		(20,724,115)		37,419,102		278,329		37,697,431
Dividends declared						(16,256,247)								(16,256,247)				(16,256,247)
Repurchase of shares		(18,773)				(58,157,021)								(58,175,794)				(58,175,794)
Other acquisitions of non-controlling interests						(236,337)								(236,337)		(967)		(237,304)

Balance at September 30, 2013 (unaudited)	Ps.	96,396,068	Ps.	358,440	Ps.	193,396,898	Ps.	(1,033,384)	Ps.	(52,845,012)	Ps.	(27,944,815)	Ps.	208,328,195	Ps.	9,548,137	Ps.	217,876,332

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the nine-month period ended September 30,
	2014 Unaudited		2013 Unaudited
Operating activities
Profit before income tax	Ps.	81,403,577	Ps.	86,802,622
Items not requiring the use of cash:
Depreciation		76,797,535		69,882,311
Amortization of intangible assets		8,340,345		5,285,708
Loss on derecognition of equity method investment (Note 4a)		3,172,218
Equity interest in net loss (income) of associated companies		1,851,613		(20,370)
Loss on sale of property, plant and equipment		114,238		8,362
Net period cost of labor obligations		5,221,709		5,464,261
Foreign currency exchange loss, net		2,263,621		4,484,207
Interest income		(9,666,717)		(4,155,344)
Interest expense		29,233,301		21,673,700
Employee profit sharing		3,135,686		3,410,916
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net		(6,996,872)		(7,166,639)
Loss on partial sale of investment in associated company (Note 4a)		5,327,283		—
Working capital changes:
Accounts receivable from subscribers, distributors and other		6,466,890		(4,450,561)
Prepaid expenses		2,092,591		3,813,670
Related parties		(858,225)		(207,398)
Inventories		3,325,464		(8,883,254)
Other assets		(6,592,808)		(831,588)
Employee benefits		(9,481,777)		(12,934,361)
Accounts payable and accrued liabilities		(12,137,181)		(7,621)
Employee profit sharing paid		(4,412,466)		(4,098,759)
Financial instruments and other		2,688,249		(3,541,010)
Deferred revenues		(28,500)		321,685
Interest received		3,853,342		1,633,096
Income taxes paid		(24,247,756)		(30,679,413)

Net cash flows provided by operating activities		160,865,360		125,804,220

Investing activities
Purchase of property, plant and equipment (Note 3)		(80,173,779)		(86,521,020)
Proceeds from sale of plant, property and equipment		102,103		37,465
Dividends received from associates		99,953		83,165
Purchase of telecommunications licenses		(1,018,190)		(2,915,542)
Acquisition of business, net of cash acquired (Note 4c)		(11,075,229)		(1,711,152)
Proceeds from partial sale of investment in associated company (Note 4a)		12,066,037		—
Investments in associated companies (Note 4)		(3,784,676)		(14,541,122)

Net cash flows used in investing activities		(83,783,781)		(105,568,206)

Financing activities
Loans obtained		45,372,479		121,446,582
Repayment of loans		(22,185,648)		(29,026,448)
Interest paid		(25,375,440)		(17,504,041)
Repurchase of shares		(24,721,105)		(58,331,134)
Dividends paid		(8,232,537)		(7,870,732)
Derivative financial instruments		489,560		(400,178)
Acquisitions of other non-controlling interests		(148,116)		(237,304)

Net cash flows (used in) provided by financing activities		(34,800,807)		8,076,745

Net increase in cash and cash equivalents		42,280,772		28,312,759

Adjustment to cash flows due to exchange rate fluctuations		(715,871)		(1,573,917)
Cash and cash equivalents at beginning of the period		48,163,550		45,487,200

Cash and cash equivalents at end of the period	Ps.	89,728,451	Ps.	72,226,042

Non-cash transactions related to:

	2014		2013
Investing activities
Purchases of property, plant and equipment in accounts payable at period end	Ps.	5,096,567	Ps.	11,123,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•	The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories publishing and call center services.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on March 2, 2015. Subsequent events have been considered through the same date.

Relevant events

a) On September 30, 2014, Claro Brazil (a subsidiary of the Company) was granted the use of 20MHz of spectrum nationwide in the 700MHz frequency for a 15-year period through a public auction process. The spectrum will be used in conjunction with our 4G-LTE network. Such licenses were paid and recorded in December 2014 for an amount of Ps.9,662,052.

b) In July 2014, the Company’s Board of Directors approved the implementation of various measures to reduce its national market share in the Mexican telecommunications market to under 50% in order to cease to be a “preponderant economic agent”, which are still under the analysis of the Company’s management and subject to approval of the Mexican telecommunication regulator.

The Company’s Board of Directors also decided that all cellular sites, including towers and related passive infrastructure, are to be separated from its Mexican subsidiary of mobile services for their corresponding operation and commercialization to all interested parties. As of the date of the preparation of these financial statements, the Company is still analyzing the cellular sites, towers and related passive infrastructure that could be separated from its Mexican subsidiary of mobile services. Also the conditions required in IFRS 5 “Non-current assets held for sale and discontinued operations” have not been met for such assets to be considered as held for sale.

c) On April 23, 2014, Österreichische Industrieholding AG (“ÖIAG”) entered into a shareholders’ agreement, effective since June 27, 2014, with AMX, by which the parties have contractually undertaken to jointly pursue a long-term policy with regard to the management of Telekom Austria AG (TKA), by exercising voting rights on a concerted basis (“Syndicate Agreement”). Furthermore, the Syndicate Agreement contains rules on the uniform exercise of voting rights in the corporate bodies of TKA, nomination rights for members of the Supervisory and Management Boards and share transfer restrictions. The shareholders agreement and Public offer were subject to certain regulatory approvals. Once the conditions were satisfied, AMX obtained operational responsibilities in Telekom Austria and enhanced its role in their supervisory and Management Board resulting in power to direct relevant activities of TKA.

On May 15, 2014, AMX published a voluntary public takeover offer for all shares of TKA (“Offer”). On July 17, 2014, at the end of the Offer period, AMX held in total 50.81% of the share capital of TKA, while ÖIAG continued to hold 28.42%. The Syndicate Agreement currently covers 351.0 million shares of TKA, which equates to a shareholding of 79.23%.

See further disclosures related to the acquisition of Telekom Austria in Note 4c. and subsequent events in Note 13.

2.	Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Changes in Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2012 and 2013, and for the three year period ended December 31, 2013 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional and reporting currency of the Company in Mexico and the ones used in these unaudited interim condensed consolidated financial statements.

b) New standards, interpretations and amendments thereof

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2013, except for the standards/interpretations which became effective on January 1, 2014. The nature and the impact of each new standard/amendment are described below.

•	The Company has concluded that the IAS 32, Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32 did not have an impact in its unaudited interim condensed consolidated financial statements.

•	The Company adopted the IFRIC Interpretation 21, Levies (IFRIC 21) did not have an impact in its unaudited interim condensed consolidated financial statements.

•	The Company has concluded that the IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39 did not have an impact in its unaudited interim condensed consolidated financial statements.

•	The Company adopted the IAS 36 Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 did not have an impact in its unaudited interim condensed consolidated financial statements.

•	The Company has concluded that the IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets did not have an impact in its unaudited interim condensed consolidated financial statements.

•	The Company adopted the IAS 24 Related Parties Disclosures did not have an impact in its unaudited interim condensed consolidated financial statements.

•	The Company has concluded that the Annual Improvements to IFRSs – 2010-2012 Cycle and 2011-2013 Cycle did not have an impact in its unaudited interim condensed consolidated financial statements.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the Classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of the Company’s financial liabilities. The Company is in the process of analyzing the effect that the other phases of final standard will have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, a new revenue recognition standard that will supersede virtually all revenue recognition guidance existing in IAS 18 Revenue. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. This standard is effective for periods beginning on January 1,

2017, with retrospective application. Two methods are available for entities to choose from (i) a full retrospective approach or (ii) a modified retrospective approach. Public companies that choose to adopt on a full retrospective basis will need to apply the standard to amounts they report for 2015 and 2016 on the face of their 2017 financial statements. Under the modified retrospective approach, in the year of adoption, entities will be required to disclose the amount that each financial statement line item was affected by as a result of applying the new standard and an explanation of significant changes. Under the modified retrospective approach, entities are not required to restate prior periods.

The Company is in the process of evaluating the impact that this new standard will have in its consolidated financial statements and its disclosures as well as the method that it will use for retrospective application.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarifies that:

i)	An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker (CODM), similar to the required disclosure for segment liabilities. This disclosure has not been included as the CODM does not review this reconciliation as part of financial information.

The Company adopted this new standard and has made the disclosures related to the aggregation of segments in the disclosures included in Note 12.

c) Reclassification

During 2014, the Company separated revenue from the sales of equipment, accessories and computer and revenue from other services as follow:

	For the nine-month periods ended September 30, 2013
	As previously reported		Reclassification		As reclassified
Unaudited condensed consolidated statement of Comprehensive Income nine months:
Equipment, accessories, computer sale and other services	Ps.	72,201,071	Ps.	(72,201,071)	Ps.	—
Sales of equipment, accessories and Computer		—		58,597,644		58,597,644
Other services		—		13,603,427		13,603,427

	Ps.	72,201,071	Ps.	—	Ps.	72,201,071

	For the three-month periods ended September 30, 2013
	As previously reported		Reclassification		As reclassified
Unaudited condensed consolidated statement of Comprehensive Income three months:
Equipment, accessories, computer sale and other services	Ps.	24,360,221	Ps.	(24,360,221)	Ps.	—
Sales of equipment, accessories and Computer		—		19,705,327		19,705,327
Other services		—		4,654,894		4,654,894

	Ps.	24,360,221	Ps.	—	Ps.	24,360,221

3. Property, plant and equipment

During the nine-month periods ended September 30, 2014 and 2013, the Company made cash payments as an investment in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.80,173,779 and Ps.86,521,020, respectively.

4. Investments in Associates and Business Combinations

a) Changes in the balance in associates

The balance of the Company’s investments in associates primarily represents the Company’s European investment (Koninklijke KPN N.V.“KPN”). During the nine months ended September 30, 2014, the carrying value of the Company’s investments in associates decreased by Ps. 40,721,272 billion. This net decrease was a result of:

•	The sale of certain shares of KPN during the period. The Company received proceeds for the sale of Ps. 12,066,037, and then derecognized a total of Ps. 17,393,320 (measured using the average cost basis), resulting in a loss on the sale of the shares of Ps. 5,327,283 which was recorded in Valuation of derivatives, interest cost from labor obligation and other financial items, net in the accompanying unaudited condensed statement of comprehensive income.

•	The equity method in earnings on investments in associates, and the changes in the carrying value of the Company’s investments in associates attributable to the translation of foreign currencies for the nine month period was a loss of Ps. 4.8 billion.

•	The derecognition of the investment in the associate TKA of Ps 18.5 billion upon consolidation of this associate in July 2014. As part of the derecognition of its previous equity investment on TKA, the Company recognized a loss of Ps. 3.1 billion in its unaudited condensed statements of comprehensive income.

b) Fair Value of Publicly traded investment

As September 30, 2014, the Company owns 912,989,841 shares of KPN, which represents 21.4% of the outstanding shares. The carrying value of the investment in KPN is Ps.45.6 billion. KPN’s shares are traded in the Amsterdam Stock Exchange, and the closing price for such shares was €2.5 per share at September 30, 2014, equating to a Level 1 fair value of the Company’s investment in KPN of Ps.39.4 billion at September 30, 2014 exchange rates; accordingly, the carrying value of the investment is Ps. 6.2 billion higher than its Level 1 fair value. However, at March 2, 2015 the closing price for KPN traded in the Amsterdam Stock Exchange is €3.073 per share, equating to a Level 1 fair value of the Company’s investment in KPN of Ps.46.8 million, an amount in excess of its carrying value.

c) Business Combination

On July 10, 2014, the Company through share acquisition and a Shareholders’ Agreement obtained control of the telecommunications company Telekom Austria AG, acquiring an additional 22.9% of the outstanding shares to reach share ownership of 50.8%. The main goal for the Company was the further development of Telekom Austria. This acquisition was valuated at its fair value at the purchase date. The total purchase price was Ps. 13,256,128. As the transaction related costs are deemed to be immaterial were expensed by the Company as incurred and recorded as a part of “other expenses” in the accompanying unaudited interim consolidated statements of comprehensive income. TKA was included in operating results from July 1, 2014.

The preliminary allocation of the purchase price was based upon a preliminary valuation and the Company’s estimates and assumptions are subject to change within the purchase price allocation period (generally one year form the acquisition date). The primary areas of the purchase price allocation that are not yet finalized related to other currents assets, licenses and right of use, trademarks Property and equipment an long term debt.

The Company’s preliminary fair values of the net identifiable assets and liabilities as at the date of the transaction is as follows:

Cash and cash equivalents	Ps.	2,180,899

Trade receivables		12,023,422
Other current assets		4,745,510
Property and equipment		79,168,329
Licenses and rights of use		27,504,303
Trademarks		12,535,127
Other non current assets		11,939,628

Total assets acquired		150,097,218

Liabilities and account payable short-term	33,930,605
Liabilities and account payable long-term	18,557,245
Deferred tax liability	13,946,782
Long term debt	55,038,155

Total liabilities assumed	121,472,787

Total identified net assets at fair value		28,624,431
Non-controlling interest measured at fair value (49.2% of net assets)		(37,899,868)
Goodwill arising on acquisition		37,913,072

Fair value of the investment in Telekom Austria at the acquisition date	Ps.	28,637,635

Consideration transferred:
Fair value of the prior investment	Ps.	15,381,507
Cash paid		13,256,128

Total consideration transferred	Ps.	28,637,635

	Cash-flow on acquisition at September 30, 2014
Cash paid	Ps.	(13,256,128)
Cash acquired with the subsidiary		2,180,899

Net cash flow on acquisition	Ps.	(11,075,229)

Goodwill acquired:

	Goodwill
Controlling interest	Ps.	19,263,632
Non-controlling interest		18,649,440

Total	Ps.	37,913,072

The fair value of the trade receivables amounts to Ps. 12,023,422 However, none of the trade receivables have been impaired and it is expected that the full contractual amounts can be collected.

The preliminary goodwill of Ps. 37,913,072 comprises the value of expected synergies arising from the acquisition. Goodwill is allocated entirely to the European segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

d) Unaudited pro forma financial data

The following unaudited pro forma consolidated financial data for the periods ended September 30, 2014 and 2013 has not been audited and is based on the unaudited historical financial statements of the Company adjusted to give effect to (i) the acquisition of Telekom Austria; and (ii) certain accounting adjustments of the assets and liabilities of the acquired company.

The pro forma results of operations assume that the acquisition was completed at the beginning of the acquisition year and are based on the information available and some assumptions that the management believes are reasonable. The pro forma financial data not intended to indicate what the operations of the Company had been if the operations were occur at that date, or predict the results of the operations of the Company.

	Unaudited pro forma consolidated financial data for the nine month period ended on September 30, 2014

Operating revenues	Ps.	654,527,629
Income before income taxes		82,924,875
Net income		43,570,284

5. Debt

The Company’s short-and long-term debt consists of the following:

		At September 30, 2014
Currency	Loan	Interest rate	Maturity From 2014 to	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 7.5%	2042	Ps.	192,149,425
	Floating rates Senior notes (i)	L + 1.0%	2016		10,090,575
	Financial Leases	3.75%	2015		129,652
	Lines of credit (iii)	4.00% - 7.70% and L + 2.10%	2023		13,487,343

	Subtotal U.S. dollars				215,856,995

Mexican pesos
	Fixed-rate Senior notes (i)	6.00% - 9.00%	2037		78,132,058
	Floating rate Senior notes (i)	TIIE + 0.40% - 1.50%	2016		15,600,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2015		311,048

	Subtotal Mexican pesos				94,043,106

Euros
	Lines of credit (iii)	3.10% - 5.41% and Eurolibor + 0.78% - 0.92%	2020		13,449,913
	Fixed-rate Senior notes (i)	13.0% - 6.375%	2073		163,141,188

	Subtotal Euros				176,591,101

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		59,986,114

	Subtotal Sterling pounds				59,986,114

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		14,790,917

	Subtotal Swiss francs				14,790,917

Reals
	Lines of credit (iii)	3.0% - 6.00%	2018		4,030,981

	Subtotal Brazilian reais				4,030,981

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,984,671

	Subtotal Colombian pesos				2,984,671

Other currencies
	Fixed-rate Senior notes (i)	1.23% - 3.96%	2039		7,972,131
	Financial Leases	5.05% - 8.97%	2027		366,774

	Subtotal other currencies				8,338,905

	Total debt			Ps.	576,622,790

	Less: Short-term debt and current portion of long-term debt				51,096,833

	Long-term debt			Ps.	525,525,957

		At December 31, 2013
Currency	Loan	Interest rate	Maturity From 2014 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	973,269
	ECA credits (floating rate)	L + 0.35% y L + 0.75%	2018		3,602,208
	Fixed-rate Senior notes (i)	2.375% - 7.50%	2042		197,427,022
	Floating rate Senior notes (i)	L + 1.0%	2016		9,807,375
	Financial Leases	3.75%	2015		217,525
	Lines of credit (iii)	7.25% - 7.75%	2023		2,183,776

	Subtotal U.S. dollars				214,211,175

Mexican pesos
	Fixed-rate Senior notes (i)	6.45% - 9.00%	2037		61,732,805
	Floating rate Senior notes (i)	TIIE + 0.40% - 1.50%	2016		15,600,000

	Subtotal Mexican pesos				77,332,805

Euros
	Fixed-rate Senior notes (i)	3.0% - 6.375%	2073		106,927,652

	Subtotal Euros				106,927,652

Sterling pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		59,539,593

	Subtotal Sterling pounds				59,539,593

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		15,377,226

	Subtotal Swiss francs				15,377,226

Reals
	Lines of credit	3.0% y 4.50%	2018		2,842,941

	Subtotal Brazilian reais				2,842,941

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		3,053,941

	Subtotal Colombian pesos				3,053,941

Other currencies
	Fixed-rate Senior notes (i)	1.23% - 3.96%	2039		10,493,312
	Financial Leases	5.05% - 8.97%	2027		473,117
	Lines of credit (iii)	19.00%	2014		68,082

	Subtotal other currencies				11,034,511

	Total debt				490,319,844

	Less: Short-term debt and current portion of long-term debt				25,841,478

	Long-term debt			Ps.	464,478,366

L = LIBOR o London Interbank Offer Rate

TIIE = Tasa de Interés Interbancaria de Equilibrio

ECA = Export Credit Agreement

Euribor = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at September 30, 2014 and December 31, 2013 was approximately 4.7% and 4.8%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt as of September 30, 2014 and December 31, 2013, is as follows:

	2014		2013
Domestic Senior Notes	Ps.	13,600,000	Ps.	9,000,000
International Bonds		33,280,188		13,576,670
Lines of credit used		1,955,184		617,295
Leases		129,652

Subtotal short-term debt	Ps.	48,965,024	Ps.	23,193,965

Weighted average interest rate		4.3%		5.0%

An analysis of the Company’s long-term debt maturities is as follows:

Year	Amount
2015	Ps.	14,166,209
2016		67,535,061
2017		40,761,315
2018		34,922,138
2019		43,235,107
2020 and thereafter		324,906,127

Total	Ps.	525,525,957

(i) Senior Notes

The outstanding Senior Notes at September 30, 2014 and December 31, 2013 are as follows:

Currency*	2014		2013
U.S. dollars	$202,240,000		$207,234,397
Mexican pesos	97,732,058		77,332,805
Euro	163,141,188	(*)	106,927,652
Sterling pounds	59,986,114		59,539,593
Swiss francs	14,790,917		15,377,226
Japanese yen	3,067,510		3,104,287
Chinese yuan	2,191,436		2,159,870
Colombian pesos	2,984,671		3,053,941
Chilean pesos	2,713,185		5,229,155

*	Thousands of Mexican pesos
(*)	Includes Ps. 51,831,315 of Telekom Austria in 2014.

During the second quarter of 2014, América Móvil issued notes for Euro 600,000 due 2018 with a coupon of 1%. Likewise, the Company has issued two new notes under the program of peso-denominated notes for Ps.10,000,000 due 2019 with a coupon of 6% and for Ps.7,500,000 due 2024 with a coupon of 7.125%. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission (“CNBV”).

(ii) Domestic Notes

At September 30, 2014 and December 31, 2013, debt under domestic bonds aggregates to Ps.36,360,359 and Ps.37,461,105, respectively. Some bear interest at fixed rates and others at variable rates based on TIIE (a Mexican interbank rate).

(iii) Lines of Credit

At September 30, 2014 and December 31, 2013, debt under Lines of Credit aggregates to Ps.31,279,285 (including Ps. 13,449,913 of Telekom Austria) and Ps.5,094,799, respectively.

Likewise, the Company has two revolving syndicated facilities – one for U.S.$2,000,000 and one for the Euro equivalent of U.S.$2,000,000 currently unwilling. The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to U.S.$2,100,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR.

Restrictions (TELMEX):

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At September 30, 2014, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Covenants

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that do not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 a 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

At September 30, 2014 and December 31, 2013, the Company complied with all the conditions established in the Company’s debt agreements.

At September 30, 2014, approximately 40% of America Movil’s total outstanding consolidated debt is guaranteed by Telcel.

6. Related Parties

a) The following is an analysis of the balances with related parties at September 30, 2014 and December 31, 2013. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2014		2013
Accounts receivable:
Sanborn Hermanos, S.A.	Ps.	62,227	Ps.	235,075
Sears Roebuck de México, S.A. de C.V.		165,379		353,724
AT&T Corp. (AT&T)		—		80,438
Patrimonial Inbursa, S.A.		241,655		245,318
Other		572,394		431,837

Total	Ps.	1,041,655	Ps.	1,346,392

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	148,057	Ps.	212,765
Operadora Cicsa, S.A. de C.V.		372,868		280,374
PC Industrial, S.A. de C.V.		57,684		176,095
Microm, S.A. de C.V.		18,985		77,690
Grupo Financiero Inbursa, S.A.B. de C.V.		35,135		36,366
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		108,405		52,268
Acer Computec México, S.A. de C.V.		10,205		32,214
Sinergia Soluciones Integrales de Energia, S.A. de C.V.		19,404		35,826
Eidon Software, S.A. de C.V.		7,574		25,461
AT&T		—		1,039,043
Other		611,058		584,235

Total	Ps.	1,389,375	Ps.	2,552,337

b) For the nine-month periods ended September 30, 2014 and 2013, the Company conducted the following transactions with related parties:

	2014		2013
Revenues:
Sale of long-distance services and other telecommunications services	Ps.	227,151	Ps.	361,771
Sale of materials and other services		349,986		258,123
Call termination revenues and other		200,393		316,727
Others		216		3,177

	Ps.	777,746	Ps.	939,798

	2014		2013
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment	Ps.	3,588,426	Ps.	3,150,130
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		1,421,412		1,574,452
Interconnection cost		6,121,450		11,325,991
Other services		739,305		873,024

	Ps.	11,870,593	Ps.	16,923,597

On June 27, 2014, Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired the share that AT&T had of the Company’s stock. Therefore, since such date AT&T is no longer considered a related party and is thus not included in the September 30, 2014 related party disclosures with respect to the analysis of the balances with related parties. AT&T is included as a related party the September 30, 2013 disclosures above and in 2014 up to the period ended June 27, 2014.

c) For the three-month periods ended September 30, 2014 and 2013, the Company conducted the following transactions with related parties:

	2014		2013
Revenues:
Sale of long-distance services and other telecommunications services	Ps.	74,853	Ps.	154,138
Sale of materials and other services		117,753		131,513
Call termination revenues and other		3,973		64,429
Others		75		364

	Ps.	196,654	Ps.	350,444

	2014		2013
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment	Ps.	1,472,414	Ps.	1,025,731
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		559,243		708,529
Interconnection cost		120,557		3,120,786
Other services		445,055		337,492

	Ps.	2,597,269	Ps.	5,192,538

7. Contingencies

Included in Note 17 on pages F-72 to F-84 of the Company’s 2013 Form 20-F is a disclosure of the material contingencies outstanding as of December 31, 2013.

8. Equity

a) At September 30, 2014 and December 31, 2013, the Company’s capital stock was represented by 68,787,850,000 (23,384,632,660 series “AA” shares, 648,990,662 series “A” shares and 44,754,226,678 registered “L” shares) and 70,475,000,000 (23,424,632,660 series “AA” shares, 680,805,804 series “A” shares and 46,369,561,536 registered “L” shares), respectively.

b) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common series “AA” shares; (ii) 776,818,130 are common series “A” shares; and (iii) 71,288,273,406 are series “L” shares, all of them fully subscribed and paid.

c) At September 30, 2014 and December 31, 2013, the Company’s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 26,701,874,196 shares (26,701,219,883 series “L” shares and 654,313 series “A” shares) and 25,014,724,196 (25,007,472,235 series “L” shares and 7,251,961 series “A” shares), respectively.

d) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry (Registro Nacional de Valores) and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

e) In accordance with the bylaws of the Company, series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) representing said capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of series “L” shares, which have limited voting rights and may be freely subscribed, and series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

f) On April 28, 2014, the Company’s shareholders approved:

i) the payment of a cash dividend from the consolidated net profit tax account (cuenta de utilidad fiscal neta consolidada), of Ps.0.24 (twenty-four peso cents), payable in two installments, for each shares of its capital stock series “AA”, “A” and “L” outstanding as of the date of the dividend payment, subject to adjustments arising from other corporate events (including repurchase or placement of its own shares) that may vary the number of shares outstanding as of the date of said dividend payment; and

g) On April 22, 2013, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of $0.22 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”. The amount of the cash dividend declared was paid in two exhibitions of $0.11 pesos, on July 19th, and November 15, 2013, respectively.

Undated Subordinated Fixed Rate Bond

On January 24, 2013, Telekom Austria issued a Undated Subordinated Fixed Rate Bond with a face value of $ 600 million euros, which is subordinated with indefinite maturity which is, based on its conditions, classified as stockholders equity according to IFRS.

The bond pays an annual coupon of 5.625%. The company has the right (call), to redeem the bond on February 1, 2018. Telekom Austria has an early termination right under certain conditions. After that period (2018), the bond establishes conditions and increases the coupon rate every five years. After analyzing the conditions of the issue, Telekom Austria recognized the cash received with a credit to equity in the consolidated statement of financial position and valued the instrument in equity, since it considers that it did not meet the criteria for classification as financial liability, not because it does not represent an obligation to pay.

The Company recognized this bond as an item of equity (non-controlling interest), following the same recognition criteria as Telekom Austria. At the date of issuance of these interim financial statements, the Company is currently in negotiations with the financial institutions involved to achieve the necessary modification of the terms of this bond to allow it to meet the criteria for classification as a financial liability.

9. Income Tax

An analysis of income tax expense charged to results of operations for the nine-month periods ended September 30, 2014 and 2013 is as follows:

	2014		2013
Current period income tax	Ps.	39,767,701	Ps.	37,008,056
Deferred income tax		(2,474,038)		(8,007,893)

Total	Ps.	37,293,663	Ps.	29,000,163

Other comprehensive Income

	2014		2013
Deferred tax related to items recognized in OCI during the year
Effect of fair value of derivatives	Ps.	6,260	Ps.	6,542
Remeasurement of defined benefit plan		(280,309)

Deferred tax charged to OCI	Ps.	(274,049)	Ps.	6,542

An analysis of income tax expense the consolidated statements of comprehensive income for the three-month periods ended September 30, 2014 and 2013 is as follows:

	2014		2013
Current period income tax	Ps.	14,730,489	Ps.	12,312,003
Deferred income tax		(629,285)		(2,641,491)

Total	Ps.	14,101,204	Ps.	9,670,512

Other comprehensive Income

	2014		2013
Deferred tax related to items recognized in OCI during the year
Effect of fair value of derivatives	Ps.	8,154	Ps.	(4,492)
Remeasurement of defined benefit plan		(280,309)

Deferred tax charged to OCI	Ps.	(272,155)	Ps.	(4,492)

The Company’s effective tax rate was 45.8% and 33.4% for the nine months ended September 30, 2014 and 2013, respectively. Significant differences between the effective tax rate and the statutory tax rate for such interim periods relates to the loss on derecognition of equity method investment in equity investment and the loss on sale of shares of KPN during the period as these items are not tax deductible.

The Company’s effective tax rate was 55.7% and 36.7% for the three months ended September 30, 2014 and 2013, respectively, primarily due to the expiration of tax credits and other non-deductible expenses.

10. Components of other comprehensive loss

An analysis of the changes in the components of the other comprehensive loss for the nine-month periods ended September 30, 2014 and 2013 is as follows:

	2014		2013
Valuation of the derivative financial instruments acquired for hedging purposes, net of deferred tax	Ps.	(327,651)	Ps.	(537,013)
Translation effect of foreign entities		(12,837,814)		(20,800,457)
Remeasurement of defined benefit plans, net of income tax effect		(701,309)		1,232,442

Total other comprehensive loss items for the period, net of deferred taxes	Ps.	(13,866,774)	Ps.	(20,105,028)

11. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other than cash and cash equivalents, held by AMX as of September 30, 2014 and December 31, 2013:

	September 30, 2014
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	114,206,109	Ps.	—	Ps.	—
Related parties		1,041,655		—		—
Derivative financial instruments		—		16,796,723		—

Total	Ps.	115,247,764	Ps.	16,796,723	Ps.	—

Financial Liabilities:
Debt	Ps.	576,622,790	Ps.	—	Ps.	—
Accounts payable		160,861,188		—		—
Related parties		1,389,375		—		—
Derivative financial instruments		—		9,831,187		166,210

Total	Ps.	738,873,353	Ps.	9,831,187	Ps.	166,210

	December 31, 2013
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	96,756,472	Ps.	—	Ps.	—
Related parties		1,346,392		—		—
Derivative financial instruments				10,469,316		—

Total	Ps.	98,102,864	Ps.	10,469,316	Ps.	—

Financial Liabilities:
Debt	Ps.	490,319,844	Ps.	—	Ps.	—
Accounts payable		154,137,312		—		—
Related parties		2,552,337		—		—
Derivative financial instruments		—		5,179,024		187,299

Total	Ps.	647,009,493	Ps.	5,179,024	Ps.	187,299

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3:	Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at September 30, 2014 and December 31, 2013 is as follows:

	Measurement of fair value at September 30, 2014
	Level 1		Level 2		Level 3		Total
Assets:
Derivative financial instruments		—	Ps.	16,796,723			Ps.	16,796,723
Pension plan assets	Ps.	246,322,399				—		246,322,399

Total	Ps.	246,322,399	Ps.	16,796,723	Ps.	—	Ps.	263,119,122

Liabilities:
Debt	Ps.	390,951,256	Ps.	212,511,258	Ps.	—	Ps.	603,462,514
Derivative financial instruments				9,997,397				9,997,397

Total	Ps.	390,951,256	Ps.	222,508,655	Ps.	—	Ps.	613,459,911

	Measurement of fair value at December 31, 2013
	Level 1		Level 2		Level 3		Total
Assets:
Derivative financial instruments	Ps.	—	Ps.	10,469,316	Ps.	—	Ps.	10,469,316
Pension plan assets		230,393,171		—		—		230,393,171

Total	Ps.	230,393,171	Ps.	10,469,316	Ps.	—	Ps.	240,862,487

Liabilities:
Debt	Ps.	319,838,222	Ps.	200,011,820	Ps.	—	Ps.	519,850,042
Derivative financial instruments		—		5,366,323		—		5,366,323

Total	Ps.	319,838,222	Ps.	205,378,143		—	Ps.	525,216,365

The carrying amount of accounts receivable, accounts payable and related parties approximate their fair value.

Fair value of derivative financial instruments are valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX.

For the nine-month period ended September 30, 2014 and the year ended December 31, 2013, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

12. Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Bulgaria, Croatia, Belarus, Liechtenstein, Slovenia, Macedonia and Serbia.

The CEO, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss or (iii) more than 10% of consolidated assets, are presented separately.

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico (includes Telcel and Corporate operations and Assets), Telmex, Brazil, Southern Cone (includes Argentina Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Perú), Central- América (includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (includes Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Liechtenstein Slovenia, Macedonia and Serbia).

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) all entities provide telecommunications services, (ii) similarities of customer base, services, (iii) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (iv) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (v) inflation trends and, (vi) currency trends.

	México (1)		Telmex		Brazil		Southern Cone (2)		Colombia		Andean (3)		Central- América (4)		U.S.A. (5)		Caribbean (6)		Europe (7)			Eliminations	Total consolidated
For nine-month period ended September 30, 2014:
Operating revenues	Ps.	144,224,964	Ps.	79,981,771	Ps.	153,271,904	Ps.	41,298,532	Ps.	56,524,740	Ps.	35,156,298	Ps.	19,589,491	Ps.	66,829,650	Ps.	19,075,281	Ps.	19,125,635	Ps.	(16,120,627)	Ps.	618,957,639
Depreciation and amortization		12,445,105		11,708,787		30,961,033		4,952,267		7,174,681		4,033,585		6,264,782		335,742		3,642,942		3,631,778		(12,822)		85,137,880
Operating income (loss)		52,808,430		16,323,255		9,404,824		4,686,679		13,889,312		9,402,453		(296,388)		2,592,418		3,405,812		3,288,644		64,681		115,570,120
Interest income		10,754,759		218,936		3,990,486		2,137,724		532,153		831,758		145,983		112,488		346,865		65,287		(9,469,722)		9,666,717
Interest expense		24,927,045		1,468,597		9,430,554		623,431		349,816		292,997		114,220				39,332		736,588		(8,749,279)		29,233,301
Income tax		20,705,530		3,759,480		275,898		2,130,590		4,325,337		3,237,306		849,081		1,035,777		532,917		441,747				37,293,663
Equity interest in net income (loss) of associated companies		(1,840,560)		38,741		(52,875)		2,349												732				(1,851,613)
Net profit (loss) attributable to equity holders of the Parent		22,350,336		7,748,545		(1,475,680)		(3,556,565)		7,650,996		5,962,779		(1,105,200)		1,811,397		2,733,180		2,032,704		(1,313,145)		42,839,347

Assets by segment		954,512,497		139,064,602		338,206,799		84,912,430		99,246,921		76,493,619		51,927,914		34,173,092		67,267,631		161,378,708		(807,399,080)		1,199,785,133
Liabilities by segment		618,502,441		106,504,319		195,388,355		67,162,215		33,873,054		23,754,907		23,566,309		29,520,426		25,122,070		126,069,073		(286,683,282)		962,779,887

	México (1)		Telmex		Brazil		Southern Cone (2)		Colombia		Andean (3)		Central- América (4)		U.S.A. (5)		Caribbean (6)		Europe (7)			Eliminations	Total consolidated
For nine-month period ended September 30, 2013:
Operating revenues		141,820,702		79,089,372		148,624,432		45,624,345		54,622,389		33,224,312		17,775,201		57,062,179		19,018,145				(14,880,388)		581,980,689
Depreciation and amortization		8,370,460		12,576,954		28,031,977		5,408,357		6,813,552		3,701,737		6,312,769		349,181		3,603,032						75,168,019
Operating income (loss)		59,647,723		15,208,349		8,167,092		4,824,768		16,346,528		9,127,021		(890,648)		995,463		3,248,551				334,758		117,009,605
Interest income		8,735,745		116,426		1,010,573		2,295,525		680,828		544,073		117,123		95,396		209,446				(9,649,791)		4,155,344
Interest expense		21,412,680		2,471,292		5,299,454		925,770		357,546		174,565		113,833		121		32,005				(9,113,566)		21,673,700
Income tax		15,892,965		3,525,186		(999,687)		2,665,843		4,654,180		3,001,826		168,890		18,391		72,569						29,000,163
Equity interest in net income (loss) of associated Companies		30,954		(17,578)		(75)		7,527										(458)						20,370
Net profit (loss) attributable to Equity holders of the parent		32,324,049		6,881,388		(2,571,523)		1,676,498		9,968,616		6,759,588		(1,236,013)		1,212,422		2,713,158				(280,035)		57,448,148
Assets by segment		863,053,147		134,624,144		306,466,659		98,411,851		106,359,154		68,144,249		52,028,386		27,109,181		67,310,963				(695,514,556)		1,027,993,178
Liabilities by segment		605,329,734		103,842,409		176,771,139		63,755,618		30,426,338		18,990,795		25,132,380		24,282,092		29,323,273				(267,736,932)		810,116,846

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay.
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama.
(5)	Excludes Puerto Rico.
(6)	Caribbean includes the Dominican Republic and Puerto Rico.
(7)	Europe includes Austria, Bulgaria, Croatia, Belarus, Liechtenstein Slovenia, Macedonia and Serbia

	Mexico (1)		Telmex		Brasil		Southern Cone (2)		Colombia		Andean (3)		Centro- America (4)		U.S.A. (5)		Caribbean (6)		Europe (7)		Eliminations		Total consolidated
For three-month period ended September 20, 2014
Operating revenues	Ps.	47,093,211	Ps.	26,896,095	Ps.	52,193,080	Ps.	13,975,587	Ps.	19,043,066	Ps.	11,861,444	Ps.	6,658,047	Ps.	22,624,917	Ps.	6,320,945	Ps.	19,125,635	Ps.	(4,908,043)	Ps.	220,883,984
Operating income (loss)		15,028,384		5,782,137		2,578,362		1,447,459		4,565,321		3,195,440		(85,287)		265,513		1,185,099		3,288,644		387,181		37,638,253
Depreciation and amortization		4,420,433		3,865,581		10,743,763		1,608,399		2,452,320		1,346,650		2,159,461		112,645		1,222,766		3,631,778		(12,822)		31,550,974
Interest income		3,807,185		83,439		1,592,617		745,601		128,761		279,375		51,222		45,435		116,963		65,287		(3,058,148)		3,857,737
Interest expense		8,471,832		486,240		3,659,803		182,897		118,123		112,399		44,122				13,813		736,588		(2,872,321)		10,953,496
Income tax		10,224,538		1,254,324		(2,177,514)		819,395		1,461,421		972,741		296,626		143,177		664,749		441,747				14,101,204
Equity interest in net income (loss) of associated Companies		(2,020,745)		10,482		(33,207)		9,408												732				(2,033,330)
Net profit (loss) attributable to Equity holders of the parent		9,059,233		2,696,922		(3,734,765)		(3,399,280)		2,596,095		2,012,372		(342,268)		182,904		533,950		2,032,704		(1,518,167)		10,119,700
Assets by segment		954,512,497		139,064,602		338,206,799		84,912,430		99,246,921		76,493,619		51,927,914		34,173,092		67,267,631		145,726,591		(807,399,080)		1,199,785,133
Liabilities by segment		618,502,441		106,504,319		195,388,355		67,162,215		33,873,054		23,754,907		23,566,309		29,520,426		25,122,070		126,069,073		(286,683,282)		962,779,887
For three-month period ended September 20, 2013
Operating revenues		47,636,405		26,456,084		47,979,933		15,509,118		18,425,266		11,428,462		6,155,498		19,299,932		6,428,470				(5,098,073)		194,221,095
Operating income (loss)		19,226,611		4,899,988		1,347,713		1,575,397		5,364,218		2,919,080		(314,474)		1,138,057		1,156,487				481,980		37,795,057
Depreciation and amortization		2,915,534		4,109,780		9,622,290		1,824,000		2,279,694		1,241,126		2,186,307		118,281		1,225,584						25,522,596
Interest income		3,057,599		53,278		311,545		809,652		254,220		193,453		39,286		33,395		70,045				(3,340,505)		1,481,968
Interest expense		8,066,560		653,583		2,005,782		314,666		118,871		63,980		35,469				10,851				(3,130,110)		8,139,652
Income tax		5,475,865		1,129,867		(512,324)		909,248		1,681,127		1,203,812		(66,004)		65,185		(216,264)						9,670,512
Equity interest in net income (loss) of associated Companies		(637,300)		(22,025)		(75)		16,807																(642,593)
Net profit (loss) attributable to Equity holders of the parent		7,864,578		2,239,044		(942,593)		1,082,056		3,028,960		1,789,336		(424,312)		1,163,434		1,060,121				(476,319)		16,384,305
Assets by segment		863,053,147		134,624,144		306,466,659		98,411,851		106,359,154		68,144,249		52,028,386		27,109,181		67,310,963				(695,514,556)		1,027,993,178
Liabilities by segment		605,329,734		103,842,409		176,771,139		63,755,618		30,426,338		18,990,795		25,132,380		24,282,092		29,323,273				(267,736,932)		810,116,846

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay.
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama.
(5)	Excludes Puerto Rico.
(6)	Caribbean includes the Dominican Republic and Puerto Rico.
(7)	Europe includes Austria, Bulgaria, Croatia, Belarus, Liechtenstein Slovenia, Macedonia and Serbia

13. Subsequent Events

a)	On October 16, 2014 finished the three months’ additional acceptance (“sell-out”) period, on which the shareholders were able to tender their shares to AMX under the Offer conditions. During this extended period, AMX acquired another 38.4 million shares of TKA, which equates to a shareholding of approximately 8.68%.

b)	On January 9, 2015, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) imposed a fine of Ps.14.4 million on Telmex for failing to disclose to the IFT, in November of 2008, what the IFT has called a merger (concentración) between Telmex and Dish México Holdings, S. de R.L. de C.V., and its related companies. AMX will exercise any and all legal remedies to challenge the IFT’s resolution.

c)	In January 2015, the Company (through its subsidiary “Tracfone”) and the Federal Trade Commission (FTC) finalized the terms of a stipulated order, related to the Company’s prior practice of marketing data. The order included payment of US$40 million to the FTC to be deposited into a fund administered by the FTC or its designee to be used for consumer redress as a fixed payment amount, and for any expenses for the administration of the fund.

During the period ended September 30, 2014, the Company had recorded a provision of US$35.1 million for settlement of the FTC and class action law suits. The total amount of $45.1 million was included in Account Payable in the Balance Sheet as of December 31, 2014, and as Other expenses in the Statement of Operations for the year ended December 31, 2014.

d)	On July 31, 2014, was approved by the Agencia National de Telecomucacoes - Anatel, corporate restructuring aims to consolidate the structures and activities of Claro, S.A., Embratel Participações S.A. (Embrapar), Empresa Brasileira de Telemunicações, S.A. (Embratel) and Net Serviços de Comunicação, S.A. (NET) of its subsidiaries, and of course, all indirectly controlled by America Movil in a single society. The implementation of this incorporation will involve, among other things, the incorporation of Embrapar, Embratel and NET by Claro. On December 17, 2014, the Board approved the merger of Embratel, Claro and NET into Claro. The effect of those mergers is January 1, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer